UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

☒ ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended June 30, 2019

CAPWEST INCOME LLC
(Exact name of issuer as specified in its charter)

Commission File Number: ___________

Nevada	81-2843530
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification number)

2009 E. Windmill Lane Las Vegas NV 89123
(Address of Principal Executive Offices)

(702) 240-0977

(Registrant’s Telephone Number, Including Area Code)

$12,234,800 issued as of June 30, 2019 of 5 year, 9.0% unsecured promissory notes

(Title of each class of securities issued pursuant to Regulation A)

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Item 1. Description of Business

Principal Place of Business

Our principal executive offices are located at 2009 E. Windmill Lane, Las Vegas, Nevada 89123. Our telephone number is (702) 240-0977. We are using a portion of the office space leased by our affiliate, CapSource, Inc., a Nevada corporation (“CapSource”), from its landlord, Eastern Commercial LLC. We do not have a written sublease or other contractual arrangement with CapSource for our use of the offices nor do we compensate CapSource for such use.

Company Overview

We are a commercial real estate lending company. Our business model is to acquire and service loans secured by commercial and non-owner occupied residential real estate, although our managers retain the discretion to engage in other business or lending activity. Our objective is to generate current income while remaining focused on capital preservation. We strive to maintain a healthy margin of safety on every investment we make. Our management team has built a solid network of successful real estate borrowers to ensure a steady flow of investments for our fund. We strive to provide outstanding customer service to our borrowers, who are primarily private real estate developers focused on commercial and land developments in the southwestern United States.

Business Model

We generate revenue in the form of interest income and fees from the loans we purchase and manage. Our manager, Stephen Byrne, has built a full-service lending platform within CapSource that we expect will continue to generate a steady flow of secured loans for us to examine and, if appropriate, acquire and service. To date all of our loans have been originated by CapSource. We will also consider purchasing loans from unrelated commercial mortgage brokers and bankers.

As of June 30, 2019, we had outstanding $11,885,972 in purchased loans or participation interests in separate loans outstanding.

The Company had $179,961 in net income during our fiscal year ended June 30, 2019. Our plan is to continue to generate net profits by earning income and fees in an amount in excess of the interest we must pay on the notes payable to our creditors and our anticipated overhead. Currently, the Company is not seeking to acquire new loans. When we resume seeking to acquire loans, we intend that such loans will generally fit the following criteria, but our management retains the discretion to acquire loans that deviate from these guidelines.

Loan Amount	$200,000 to $5,000,000
Rate	12% to 15%
Loan-to-Value	Up to 85%
Term	12 to 36 months
Origination Fees	1.0 to 6.0 points
Closing Time	15 to 45 days
Recourse	Personal guarantee of the principals of the borrower is required
Required Insurance	Title insurance naming lender as insured and property insurance naming lender as additional insured and loss payee
Collateral Type	First trust deed on subject property
Types of Loans	Acquisitions, Renovations/Constructions, New Construction, Refinance
Lending Area	Continental United States, primarily southwestern United States

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Competition

Our primary competition are other private lenders that make loans secured by commercial real estate in the same markets in which we make loans. These competitors have longer operating histories and may have established relationships with the real estate developers and investors that will comprise our primary customer base. They may also have similar or better interest rates and contract terms than we will be offering. Our anticipated competitors include Vestin Mortgage Real Estate Fund, North Coast Financial, Inc. and Capella Commercial Mortgage. Each is a large, established private lender to commercial real estate developers and investors that operate within our same geographic region. They each advertise that they typically charge lower interest rates and origination fees on loans to their customers than our anticipated terms of 1-6 points upon initiation and interest of 12-15% per annum.

Sales and Marketing Strategies

All of the loans or participation interests we have purchased to date have been from our affiliate, CapSource, an entity owned by one of our Managers, Stephen Byrne. We expect that will continue to be the case over the next twelve months and, as a result, we have not engaged in any marketing or sales efforts, nor do we expect that it will be necessary to do so for at least the next twelve months.

Research and Development Expenditures

We have not incurred any research or development expenditures since our incorporation and do not anticipate incurring any such expenses over the next twelve months.

Subsidiaries and Corporate Structure

We have no subsidiaries or parent corporations.

Intellectual Property

We do not have any significant intellectual property.

Regulatory Matters

We are currently not aware of regulations that may affect our ability to purchase and service loans secured by real estate. However, in the future, we may be affected by other proposed and potential future regulations or regulatory actions which could adversely affect our business, financial condition and results of operations.

Employees

We currently do not have any part time or fulltime employees.

Environmental Laws

We are not governed or regulated by environmental laws. To date, we have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Legal Proceedings

We are not currently a party to any legal proceedings. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Our agent for service of process in Nevada is Eric Marshall, 2015 East Windmill Lane, Las Vegas, NV 89123.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2019.

We are a Nevada limited liability company incorporated on June 6, 2016. We specialize in commercial real estate lending. Our business model is to acquire and service loans secured by commercial or non-owner occupied residential real estate primarily in the southwestern United States.

Results of Operations for the years ended June 30, 2019 and June 30, 2018.

For the year ended June 30, 2019, the Company generated revenue in the amount of $1,460,347 from interest on notes and loan set-up and other transaction fees compared to $191,795 for the year ended June 30, 2018. We incurred $1,280,386 in expenses during the year ended June 30, 2019 compared to $352,938 for the year ended June 30, 2018. Our expenses for the year ended June 30, 2019 consisted of interest expense of $1,078,886, bad debt and loan loss reserve of $76,205, concession and management fees of $35,275, professional fees of $88,926 and $1,094 in other expenses. Comparative expenses for the year ended June 30, 2018 were interest expense of $163,810, concession and management fees of $121,875, professional fees of $66,239 and $1,014 in other expenses for the year ended June 30, 2019. We therefore recorded net income of $179,961 for the year ended June 30, 2019 compared to a net loss of $161,143 for the year ended June 30, 2018. We generated net income for the year ended June 30, 2019 by securing loans from our noteholders bearing an interest cost of nine percent (9%) per annum and loaning these funds generating in excess of twelve and one-half percent (12.5%) in interest and other fees.

Liquidity and Capital Resources

As of June 30, 2019, the Company has working capital of $12,105,140 as compared to working capital of $4,553,779 as of June 30, 2018. Our current assets for June 30, 2019 consisted of cash in the amount of $260,821, interest receivable of $86,734 and short-term notes receivable of $11,822,572 as compared to cash of $556,269, interest receivable of $54,448 and short-term notes receivable of $4,083,272 as of June 30, 2018. Our current liabilities at June 30, 2019 totaled $64,987 as compared to $140,210 as of June 30, 2018.

As of June 30, 2019, we sold and have outstanding $12,234,800 in promissory notes to our noteholders, which mature at various dates from January 2023 through July 2024.

To date, our operations have been funded through operations as well as the sale of common membership interest units in private offerings and demand loans from our members or entities controlled by our managers. The Company started operating activities in December 2017 and has successfully generated revenue from interest income and loan set up fees and generated net income for the twelve months ended June 30, 2019. Management believes that is has sufficient operating activity to continue to be profitable.

Our ability to successfully execute our business plan is contingent upon our ability to loan money to qualified borrowers with interest rates in excess of the stated interest rates on our outstanding notes payable. The Company believes it will maintain this during the next fiscal year, although there is no guarantee that will occur.

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Item 3. Directors, Executive Officers, and Significant Employees

We are a manager managed limited liability company. We have three key executives, including our two managers, Stephen Byrne and Gregory Herlean, who act collectively as a board as well as share responsibility for our ongoing operations as co-CEOs. Our third key executive is our Chief Financial Officer, Steven Little. The names, ages, and respective positions of our key executives are set forth below:

Name	Age	Present Position	Term of Office(s)

Gregory Herlean	41	Manager	Inception-Present
Stephen Byrne	62	Manager	Inception-Present
Steven Little	58	Chief Financial Officer	Inception-Present

Gregory Herlean

Mr. Herlean is one of our two managers and is responsible for management direction, investment research, projection analysis and capital acquisition. In addition to serving as our manager, Mr. Herlean founded Horizon Trust Company in 2011 and currently serves as its CEO, where he is primarily responsible for management direction, marketing and business planning. He also frequently speaks on the topics of capital development, investment growth through the use of self-directed IRA vehicles, and estate planning.

Mr. Herlean graduated from the University of Phoenix with a Bachelor’s Degree in Business Administration in 2004.

Stephen Byrne

Mr. Byrne is one of our two managers and is responsible for underwriting, borrower relations, and capital acquisition. In addition to serving as our manager, Mr. Byrne has owned and operated CapSource, Inc, for the past 17 years, overseeing commercial real estate loans of over $1 billion in total. He is also a principal in Horizon Trust Company and serves as Secretary on the Horizon Trust Board of Directors.

Mr. Byrne graduated from Hastings College with a dual Bachelor’s Degree in Economics and Accounting in 1979.

Steven Little

Mr. Little is our Chief Financial Officer and is responsible for the financial management of the Company, including capital and operating budgets, financial affairs, reporting and resource procurement. Mr. Little also serves as the CFO for our affiliate, CapSource, Inc., and has been employed in that office since June 2015. Previously, from June 2002 to December 2012, Mr. Little was employed as the Chief Financial Officer for Greenstreet Properties LLC.

Mr. Little has a Master’s degree in accounting from the University of Nevada awarded in 1994 and a Bachelor’s degree in accounting from Brigham Young University earned in 1985.

Term of Office

Our managers are appointed for an indefinite term of office until their resignation or removal from office in accordance with our operating agreement. Our officers are appointed by our managers and hold office until removed by our managers.

Family Relationships

There are no family relationships between or among the managers, executive officers or persons nominated or chosen by us to become managers or executive officers.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former manager, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Committees of the Board of Managers

Although not formally organized as such, for so long as we have more than one manager, they will collectively function in the same capacity as a board of directors would operate in a corporation. Similarly, our managers may from time to time decide to delegate to one or more of our managers functions that would be traditionally handled by a board committee of a corporate board of directors. It is our present intention, however, that over at least the next twelve months our managers will collectively undertake the duties of the Audit Committee, Compensation Committee, and Nominating Committee.

Audit Committee

We do not have a separately designated standing audit committee. The entire board of managers performs the functions of an audit committee, but no written charter governs the actions of our managers when performing the functions of what would generally be performed by an audit committee. Our managers approve the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, our managers review the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor. Our managers, which perform the functions of an audit committee, do not have a member who would qualify as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K. We believe that, at our current size and stage of development, the addition of a special audit committee financial expert as one of our managers is not necessary.

Nomination Committee

We do not maintain a nominating committee. As a result, no written charter governs the manager nomination process. At this time, our size is such that we do not require a separate nominating committee.

When evaluating nominees, our existing managers consider the following factors:

-	The appropriate number of managers;
-	Our needs with respect to the particular talents and experience of our managers;
-

The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other managers;

-	Experience in political affairs;
-	Experience with accounting rules and practices; and
-	The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new managers.

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Our goal is to assemble a team of managers that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, our managers will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for manager nominees, although we may also consider such other factors as it may deem are in our best interests as well as the best interests of our members.

Code of Ethics

We currently have not adopted a code of ethics for our managers or executives.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We currently do not compensate any of our key executives for services provided to us. We have agreed to compensate each of our managers, Gregory Herlean and Stephen Byrne, at a rate of $2,500 per month, commencing at such time as our managers determine that our cash flow can reasonably support those payments. We do not have a written compensation agreement with either Mr. Herlean or Mr. Byrne.

Steven Little, our CFO, is employed full time by our affiliate, CapSource, and will not be separately compensated by us so long as he remains employed by CapSource. We do not have a written agreement with Mr. Little. We do not have a written agreement with CapSource regarding our use of Mr. Little.

Summary Compensation Table

The following table sets forth the compensation earned by Executive Officers during the last two fiscal years:

Name and Principal Position	Year	Cash Compensation ($)	All Other Compensation ($)	Total ($)
Gregory Herlean,	2019	0	0	0
Manager	2018	0	0	0

Stephen Byrne,	2019	0	0	0
Manager	2018	0	0	0

Steven Little,	2019	0	0	0
CFO	2018	0	0	0

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Name and Principal Position	Year ($)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gregory Herlean,	2019	0	0	0	0	0	0	0	0
Manager	2018	0	0	0	0	0	0	0	0

Stephen Byrne,	2019	0	0	0	0	0	0	0	0
Manager	2018	0	0	0	0	0	0	0	0

Steven Little,	2019	0	0	0	0	0	0	0	0
CFO	2018	0	0	0	0	0	0	0	0

Narrative Disclosure to the Summary Compensation Table

During the fiscal years ended June 30, 2019 and 2018, Mr. Herlean, Mr. Byrne and Mr. Little did not receive any compensation during either period.

Outstanding Equity Awards At Fiscal Year-end Table

The table below summarizes all unexercised options, equity awards that have not vested, and equity incentive plan awards for each named executive officer as of June 30, 2019:

	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiry Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested (#)
Gregory Herlean	0	0	0	0	NA	0	0	0	0
Stephen Byrne	0	0	0	0	NA	0	0	0	0
Steven Little	0	0	0	0	NA	0	0	0	0

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Compensation of Managers Table

The table below summarizes all compensation paid to our managers during the year ended June 30, 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total (s)
Gregory Herlean	0	0	0	0	0	0	0

Stephen Byrne	0	0	0	0	0	0	0

Narrative Disclosure to the Manager Compensation Table

Our managers do not currently receive any compensation from the Company for their service as managers of the Company. We have agreed to compensate each of our managers, Gregory Herlean and Stephen Byrne, at a rate of $2,500 per month, commencing at such time as our managers determine that our cash flow can reasonably support those payments. We do not have a written compensation agreement with either Mr. Herlean or Mr. Byrne.

Securities Authorized for Issuance Under Equity Compensation Plans

To date, we have not adopted an equity option plan or other equity compensation plan and have not issued any membership interest units, options, or other securities as compensation.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets forth, as of October 22, 2019, the beneficial ownership of our membership interest units by each executive officer and manager, by each person known by us to beneficially own more than 5% of our membership interest units and by the executive officers and directors as a group. Except as otherwise indicated, all units are owned directly and the percentage shown is based on 75,000 of common membership interest units issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class %
Common membership interest units	Gregory Herlean 2009 E Windmill Lane Las Vegas, NV 89109	19,500 Units	19,500 Units	26%

Common membership interest units	Stephen Byrne 2009 E Windmill Lane Las Vegas, NV 89109	19,500 Units	19,500 Units	26%

Common membership interest units	Andrew Jolley 2009 E Windmill Lane Las Vegas, NV 89109	6,150 Units	6,150 Units	8.20%

Common membership interest units	Kent Clothier 2009 E Windmill Lane Las Vegas, NV 89109	28,125 Units	28,125 Units	37.50%

Total		73,275 Units	73,275 Units	97.7%

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Item 5. Interest of Management and Others in Certain Transactions

Certain Relationships and Related Transactions

Capital Contributions

On June 6, 2016, we received a capital contribution in the amount of $15,000 and in return issued 10,125 common membership interest units to our manager, Gregory Herlean. On August 20, 2018, Mr. Herlean purchased 9,375 common membership interest units of former member, Lynette Robbins. Mr. Herlean’s membership percentage interest in the Company equals 26%.

On June 13, 2016, we received a capital contribution in the amount of $15,000 and in return issued 10,125 common units to our manager Stephen Byrne. On August 20, 2018, Mr. Byrne purchased 9,375 common membership interest units of former member, Lynette Robbins interests. Mr. Byrne’s membership percentage interest in the Company equals 26%.

On June 23, 2016, we received a capital contribution in the amount of $15,000 and in return issued 28,125 units to Kent Clothier. Mr. Clothier’s membership percentage interest in the Company equals 37.5%.

On June 20, 2016, we accepted a capital contribution of $18,750 and in return issued 18,750 units to Lynette Robbins. Ms. Robbins’ membership percentage interest in the Company equals 25%. On August 20, 2018, Ms. Robbins has since sold her interests to Mr. Herlean and Mr. Byrne and does not retain any interest in the Company.

On June 13, 2016, we received a capital contribution in the amount of $9,000 and in return issued 6,150 units to Andrew Jolley. Mr. Jolley’s membership percentage interest in the Company equals 8.2%.

Demand Loans Payable

U Self Direct LLC, a Nevada limited liability company controlled by our manager Gregory Herlean, CapSource, Inc., a Nevada corporation controlled by our manager Stephen Byrne, and Kent Clothier, one of our members, each paid certain registration, legal and accounting expenses on our behalf without any written repayment terms. These payments on our behalf were recorded as demand loans. The demand loans balance due to U Self Direct and Kent Clothier were paid in full, respectively, as of June 30, 2019 and the balance due to CapSource Inc was $7,400 as of June 30, 2019.

We are not a “listed issuer” within the meaning of Item 407 of Regulation S-K and there are no applicable listing standards for determining the independence of our managers. Applying the definition of independence set forth in Rule 4200(a)(15) of The Nasdaq Stock Market, Inc., we do not believe that we currently have any independent managers.

Item 6. Other information

None

11

Item 7. Financial Statements

12

CAPWEST INCOME LLC

June 30, 2019 and 2018

Page No.

REPORT OF INDEPENDENT AUDITOR	14

FINANCIAL STATEMENTS

Balance Sheets	15

Statements of Operations	16

Statements of Members' Deficit	17

Statements of Cash Flows	18

Notes to Financial Statements	20-29

13

111 PACIFICA, SUTIE 300 IRVINE, CA 92618 (949) 910-HALL (4255) FAX (949) 910-4256 WWWHALLCPAS.COM

Independent Auditor’s Report

Board of Directors and Members

Capwest Income LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Capwest Income LLC, which comprise the balance sheets as of June 30, 2019 and 2018, and the related statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capwest Income LLC as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Hall & Company

Irvine, CA

November 21, 2019

14

CAPWEST INCOME LLC

BALANCE SHEETS

As of June 30,

	2019	2018
ASSETS

CURRENT ASSETS:
Cash	$260,821	$556,269
Interest receivable, net	86,734	33,381
Interest receivable - related parties, net	-	21,067
Current portion of notes receivable, net	9,026,572	2,063,272
Current portion of notes receivable - related parties, net	2,796,000	2,020,000

TOTAL CURRENT ASSETS	12,170,127	4,693,989

Notes receivable, net of current portion	63,400	5,386,000

TOTAL ASSETS	12,233,527	10,079,989

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	$2,008	$964
Prepaid interest income	-	5,896
Loan funds held in reserve	55,579	-
Demand loans payable - related parties	7,400	133,350

TOTAL CURRENT LIABILITIES	64,987	140,210

LONG-TERM LIABILITIES:
Notes payable	12,234,800	10,176,000

TOTAL LIABILITIES	12,299,787	10,316,210

COMMITMENTS AND CONTINGENCIES

MEMBERS' DEFICIT:
75,000 units authorized, issued and outstanding as of June 30, 2019 and June 30, 2018	(66,260)	(236,221)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$12,233,527	$10,079,989

15

CAPWEST INCOME LLC

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2019 and 2018

	2019	2018
INCOME:
Interest income on notes receivable	$1,439,332	$186,540
Loan set-up and transactions fees	9,815	5,150
Other income	11,200	105

TOTAL INCOME	1,460,347	191,795

OPERATING EXPENSES:
Interest expense	1,078,886	163,810
Bad debt and loan loss reserve	76,205	-
Concession and management fees	35,275	121,875
Professional fees	88,926	66,239
General and administrative	1,094	1,014

TOTAL OPERATING EXPENSES	1,280,386	352,938

NET INCOME (LOSS)	$179,961	$(161,143)

16

CAPWEST INCOME LLC

STATEMENTS OF MEMBERS' DEFICIT

For the Years Ended June 30, 2019 and 2018

	Common	Members'
	Units	Deficit

Balance - June 30, 2017	75,000	$(75,078)

Member distribution	-	-

Net loss	-	(161,143)

Balance - June 30, 2018	75,000	$(236,221)

Member distribution	-	(10,000)

Net income	-	179,961

Balance - June 30, 2019	75,000	$(66,260)

17

CAPWEST INCOME LLC

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$179,961	$(161,143)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bad debt and loan loss reserve	76,205	-
Changes in operating assets and liabilities:
Interest receivable	(65,558)	(33,381)
Interest receivable - related parties	21,067	(21,067)
Accounts payable	1,044	(1,042)
Prepaid interest income	(5,896)	5,896
Loan funds held in reserve	(64,421)	-

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	142,402	(210,737)

CASH FLOWS FROM INVESTING ACTIVITIES
Issuance of notes receivable	(4,859,322)	(7,449,272)
Repayments of notes receivable	3,274,622	-
Issuance of notes receivable - related parties	(4,606,000)	(2,020,000)
Repayments of notes receivable - related parties	3,830,000	-

NET CASH USED IN INVESTING ACTIVITIES	(2,360,700)	(9,469,272)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from demand loans payable - related parties	263,704	30,000
Repayments of demand loans payable - related parties	(389,654)	-
Proceeds from notes payable	2,190,000	10,176,000
Repayments of notes payable	(131,200)	-
Member distribution	(10,000)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,922,850	10,206,000

NET CHANGE IN CASH	(295,448)	525,991

CASH, beginning of year	556,269	30,278

CASH, end of year	$260,821	$556,269

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-cash investing and financing activities:
Loan funds held in reserve	$120,000	$-

Cash paid during the year for:
Interest	$1,078,886	$163,810
Income taxes	$-	$-

18

CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

CapWest Income LLC (the “Company”) was formed in the State of Nevada on June 6, 2016 as a limited liability company and shall be perpetual until the dissolution and the completion of the winding up of the Company following a liquidating event, as defined in the Company’s Operating Agreement.

The purposes of the Company are to acquire, manage, administrate, protect, conserve, and sell or otherwise dispose of secured promissory notes and make such additional investments and engage in such additional business endeavors as may be authorized pursuant to the Company’s Operating Agreement and approved by the Members.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

References to “ASC” hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP.

Reclassification of 2018 Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the previously reported results of operations or retained earnings.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include, but are not limited to, the collectability of interest and notes receivable and the recognition of certain accruals. Actual results could differ from those estimates. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may differ significantly from these estimates and assumptions. All amounts are presented in U.S. dollars.

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CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

In accordance with FASB ASC Topic 820, Fair Value Measurement and Disclosure, the Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The Company bases fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable market prices and data are not readily available, significant management judgment is often necessary to estimate fair value. In those cases, different assumptions could result in significant changes in valuation and may not be realized in actual sale. Additionally, inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates, and expected cash flows could significantly affect the results of current or future values.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. They typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The following methods and assumptions are used by the Company in estimating fair values for its financial instruments:

•	Cash and cash equivalents: Cash includes cash on hand and with banks. Cash equivalents are money market accounts and short-term highly liquid investments with original maturities of three months or less at the time of issuance. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization. Cash and cash equivalents are classified as a Level 1 financial asset. The Company did not have cash equivalents as of June 30, 2019 and June 30, 2018.

•	Notes receivable: The fair value of the Company's real estate loans approximates the carrying value of the notes receivable since the interest rate charged by the Company approximates market rates. Loans are classified as a Level 3 financial asset.

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CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

•	Notes payable: The carrying value of a majority of the Company's notes payable approximates fair value due to the relatively short period of time between the origination of the instruments and their expected payment. Notes payable are classified as a Level 2 financial liability.

The following table presents the changes in the Company’s level 3 investments during the years ended June 30, 2019 and 2018:

Balance, June 30, 2018	$9,469,272
Additions to level 3 investments	9,585,322
Deletions from level 3 investments	(7,104,622)
Change in fair value	(64,000)

Balance, June 30, 2019	$11,885,972

Allowance for Loan Losses

The allowance for loan losses is based on management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio. The level of receivables at the statement of financial position date is reviewed and adjustments to the allowance for loan losses are made if management determines increases or decreases in the level of receivables warrants an adjustment.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance. The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in the following delinquency categories based on the number of days past due.

When three installments are past due, it classifies the account as being 60-89 days past due; when four or more installments are past due, it classifies the account as being 90 days or more past due. When a loan becomes five installments past due, it is charged off unless management directs that it be retained as an active loan. In making this charge off evaluation, management considers factors such as pending insurance, bankruptcy status and/or other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 90 days or more past due based on its original terms, it is placed in non-accrual status. At this time, the accrual of any additional finance charges is discontinued. Finance charges are then only recognized to the extent there is a loan payment received or until the account qualifies for return to accrual status. Non-accrual loans return to accrual status when the loan becomes less than 60 days past due.

21

CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (Continued)

During the year ended June 30, 2019, there was one loan impaired. As of June 30, 2019, there are six loans in default, of which none are past due 90 days or more and still accruing interest. As of June 30, 2019 and 2018, the allowance for loan losses totals $64,000 and $0, respectively.

Long-lived Assets

In accordance with ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets to be held and used are analyzed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there is indication of impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment is recognized to the extent that the carrying value exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value less the cost to sell. Fair value is determined through various techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

The Company had no long-lived assets as of June 30, 2019 and 2018.

Revenue Recognition

Revenue is recognized when there is evidence of an arrangement, the price is fixed or determinable, collection is considered to be probable and services are provided. This generally occurs from interest income earned from notes receivable or when the Company acquires, manages, administrates, protects, conserves, and sells or otherwise disposes of secured promissory notes.

Income Taxes

A limited liability company is not subject to federal income tax but may be subject to certain state taxes. Each Member is individually liable for taxes on his/her share of the Company’s income or loss. The Company files a U.S. federal tax return and may file various state income tax returns.

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CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU establishes new revenue recognition guidance ("ASC 606"), which replaces the current revenue recognition guidance. ASC 606 is a comprehensive revenue recognition standard for virtually all industries, including those that previously followed industry-specific guidance. The core principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 is effective for nonpublic companies for annual periods beginning after December 15, 2018 and interim periods within annual reporting periods beginning after December 15, 2019; however, early adoption is permitted. The Company adopted the standard on July 1, 2019 and is currently evaluating the impact of the provisions of ASC 606 on the presentation of its financial statements.

NOTE 3 - CONCENTRATIONS

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and notes receivable.

The Company places its cash and cash equivalents with high credit-quality and federal-insured financial institutions. From time to time, the Company may maintain bank balances in checking and/or interest-bearing accounts in excess of the $250,000 currently insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company did not experience and does not anticipate any losses with respect to its cash balances. Management believes the Company is not exposed to any significant credit risk with respect to its cash balances and will consider diversification of funds for accounts above $250,000. Bank balances over $250,000 are short-term as funds are loaned out to borrowers on a regular basis.

The Company evaluates the credit standing and economic performance of its borrowers for the purpose of minimizing risks that may arise from the concentration of credit risks. Any adverse financial and economic effects to them may bring about serious ripple effects upon the financial condition of the Company. During the year ended June 30, 2019, interest earned from two notes receivable, with outstanding principal balances totaling $4,790,000 as of June 30, 2019, comprised approximately 37% of total interest income. Interest receivable from these notes receivable at June 30, 2019 approximates $37,500. During the year ended June 30, 2018, interest earned from three notes receivable comprised approximately 65% of total interest income. Interest receivable from these notes receivable at June 30, 2018 approximates $26,000.

NOTE 4 - NOTES RECEIVABLE & INTEREST RECEIVABLE

The Company loans money to borrowers based on credit worthiness and the underlying real estate collateral. The interest rates on the notes receivable range from 12.5% to 13% per annum. Occasionally, the Company may loan money to entities through common ownership, which is disclosed separately in the balance sheet as notes receivable – related parties.

23

CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 4 - NOTES RECEIVABLE & INTEREST RECEIVABLE (CONTINUED)

As of June 30, 2019, the Company has a notes receivable balance of $11,949,972, with $11,886,572 maturing in less than one year and $63,400 maturing during the year ending 2021. The Company earned $1,439,332 in interest and $9,815 in loan transaction related fees during the year ended June 30, 2019 as compared to $186,540 in interest and $5,150 in loan transaction related fees from February 2018 (date loans commenced) through June 30, 2018. At June 30, 2019, the Company has $86,734 in accrued interest receivable compared to $54,448 as of June 30, 2018.

NOTE 5 - NOTES PAYABLE

The Company issues promissory notes to investors at an interest rate of 9% per annum. As of June 30, 2019, the Company has $12,234,800 outstanding in promissory notes due to approximately 280 investors with the loan amounts ranging from $2,000 to $500,000, with some investors aggregating smaller investments to accumulate the $10,000 minimum investment threshold. The promissory notes have a maturity date of five years from issuance. During the years ended June 30, 2019 and 2018, the Company incurred $1,078,886 and $163,810, respectively, of interest expense from the notes payable.

Minimum future principal payments on the notes payable are due as follows:

For the years ending June 30,
2020	$-
2021	-
2022	-
2023	10,044,800
2024	2,190,000
Thereafter	-

$12,234,800

In relation to the notes payable, during the years ended June 30, 2019 and 2018, the Company incurred $35,275 and $121,875, respectively, in concession and management fees paid to Jumpstart Securities, LLC, a broker-dealer, and FundAmerica, LLC as it relates to its underwriting and escrow services. The Company uses FundAmerica’s proprietary back-end tools and online technology to conduct, manage and/or enable technology-driven capital raises via offerings of debt securities.

NOTE 6 - RELATED PARTY TRANSACTIONS

Demand Loans Payable – Related Parties

U Self Direct LLC (“USD”), a Nevada Limited Liability Company and a related party through common ownership, CapSource, Inc. (“CapSource”), a Nevada Limited Liability Company and a related party through common ownership, and Kent Clothier, a Member of the Company, paid certain registration, legal and accounting expenses on behalf of the Company without any repayment terms. Therefore, these payments were recorded as demand loans payable.

24

CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 6 - RELATED PARTY TRANSACTIONS (CONTINUED)

Demand Loans Payable – Related Parties

The demand loans payable balances due to USD and Kent Clothier were paid in full as of June 30, 2019. The demand loans payable balance due to CapSource is $7,400 as of June 30, 2019. The demand loans payable balance due to USD, CapSource and Kent Clothier were $122,169, $0 and $11,181, respectively, as of June 30, 2018.

CapSource, Inc.

The Company is using a portion of the office space leased by CapSource from its landlord as the Company’s principal executive offices. The Company does not have a written sublease or other contractual arrangement in place at this time for the use of the offices nor does the Company compensate CapSource for the use of the Company’s office space.

Furthermore, the Company has acquired all of its loans from CapSource and CapSource receives loan fees for the underwriting work on the notes the Company lends to borrowers. CapSource has the infrastructure, personnel and experience as a mortgage broker to review loan applications and perform the due diligence. During the lending process, the Company also receives a loan set up fee of $350 to establish the loan servicing arrangement. Borrowers agree to pay directly to CapSource and the Company their respective fees from their loan proceeds. At the time of closing, the escrow company sends the underwriting, loan origination and processing fees directly to CapSource. The loan set up fee and interest for the first month of the loan goes to the Company. During the years ended June 30, 2019 and 2018, CapSource earned approximately $817,000 and $420,000 for origination, extension, underwriting and processing fees.

From time to time, CapSource helps the Company make fund transfers from one bank to another by wiring money to one of the Company’s bank accounts and receiving a check or wire from the other accounts of the Company. These transactions are temporary in nature and they are not considered a loan and bear no interest. During the period from July 1, 2018 to August 13, 2018, approximately $253,000 in funds were wired to CapSource bank account(s) which were then transferred to the related title company due to the Company not having wiring or ACH capabilities.

Horizon Trust Company

Horizon Trust Company, a related party through common ownership, is an Individual Retirement Account (“IRA”) custodial service company providing services for clients looking to self-direct their IRAs or 401k in various investments. For the years ended June 30, 2019 and 2018, individuals self-directed through Horizon Trust Company as the custodian approximately $894,000 and $6,736,000, respectively, to invest in the issuance of notes payable by the Company. For the years ended June 30, 2019 and 2018, the Company repaid approximately $72,000 and $26,000, respectively, of the notes payable to individuals who self-directed their investments through Horizon Trust Company.

25

CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 6 - RELATED PARTY TRANSACTIONS (CONTINUED)

Horizon Trust Company (Continued)

Furthermore, at the request of notes receivable borrowers, Horizon Trust Company performs custodial trust services for loan proceeds for the development of the borrowers’ real estate projects. These proceeds are used for development costs including, but not limited to, interest payments, construction, real estate taxes, etc. The Company receives at the request of the borrower through Horizon Trust Company as the custodian of their accounts interest payments on notes receivable from these borrowers. For the years ended June 30, 2019 and 2018, the Company received approximately $524,000 and $104,000, respectively, as payments of interest receivable from borrowers who directed Horizon Trust Company to distribute payments from their custodial trust account.

Employment Agreements

The Company has not entered into employment agreements and does not compensate its employees. The Company has estimated the fair value of the services rendered by its managers to be $2,500 per month. Accordingly, if the Company paid its managers, annual expenses would have increased and net income would have decreased by approximately $60,000. The Company’s managers have agreed to forgive any such payments until the Company’s operations can support them.

NOTE 7 - MEMBERS’ EQUITY

The common units issued and outstanding are voting common units, as defined in the Company’s Operating Agreement. Profits and losses are allocated to the Members in accordance with ownership percentages. Distribution to Members shall be distributed to the Members based on their ownership percentages. The managers of the Company may from time to time designate a preferred unit, which shall be designated in series by the managers and are denoted as Series A Preferred Units, Series B Preferred Units, etc. Preferred units shall, when designated by the managers, state the rights, preferences and privileges of such units. No preferred units have been designated by the managers as of June 30, 2019 and 2018.

On August 20, 2018, Steve Byrne and Greg Herlean, current Members of the Company, each purchased 9,375 common membership interest units of former Member Lynette Robbins’ membership interests for $150,000. Ms. Robbins received a distribution of $10,000 from the Company and no longer retains any interest in the Company.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company may become subject to legal proceedings and claims that arise in the ordinary course of business. These legal proceedings and claims, even if not meritorious, could result in the expenditure of financial and management resources. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is judgement required in both the probability determination and as to whether an exposure can be reasonably estimated.

26

CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company believes that the ultimate liability with respect to these legal proceedings and claims, if any, will not have a material effect on the Company’s financial position, results of operations or cash flows. Any legal costs resulting from legal proceedings and claims are expensed as incurred.

NOTE 9 - LIQUIDITY AND MANAGEMENT’S PLANS

The Company’s financial statements are prepared using U.S. GAAP applicable to a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company’s financing activities commenced in December 2017 with the Company having raised $12,234,800 in promissory notes from investors as of June 30, 2019. The Company has loaned $11,949,972 of this money raised as of June 30, 2019 in short-term and long-term notes receivable secured by real estate with borrowers paying 12.5% to 13% interest per annum. The Company had cash flows from operations of $142,402 and net income in the amount of $179,961 for the year ended June 30, 2019 as compared to cash outflows from operations of $210,737 and a net loss in the amount of $161,143 for the year ended June 30, 2018. The Company has a members’ deficit in the amount of $66,260 as of June 30, 2019.

The continuation of the Company as a going concern is dependent upon the continued raising of monies from investors, loaning these monies to qualified borrowers with real estate secured assets and the attainment of profitable operations from borrower interest on loaned funds. The Company has achieved profitable operations for the year ended June 30, 2019 and the Company believes it can maintain profitable operations going forward with its current activity.

Management believes actions presently being taken provide the opportunity for the Company to continue as a going concern for at least the next twelve months. The accompanying financial statements are accounted for as if the Company is a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 10 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events for recognition and disclosure through November 21, 2019, which is the date the financial statements were available to be issued, and has determined that there are no other material subsequent events that require recognition or disclosure in the accompanying financial statements with the exception of those matters discussed below and in the accompanying notes.

During the period from July 1, 2019 through November 21, 2019, the Company loaned approximately $2,428,000 in notes receivable, of which approximately $450,000 was loaned to related party entities through common ownership. In addition, notes receivables totaling approximately $1,835,000 were repaid during the period from July 1, 2019 through November 21, 2019, of which approximately $1,361,000 was from a related party entity through common ownership.

27

CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2019 and 2018

NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)

As of November 21, 2019, the Company has notes receivable outstanding totaling approximately $12,546,000, of which approximately $2,825,000 representing seven loans to non-related parties are delinquent. The Company has the ability to extend the loans but has chosen not to pursue loan extensions at this time to better its position in any potential foreclosure proceedings in the future. The Company believes its collateral is sufficient to recover the loan balance should foreclosure proceeding be necessary.

During the period July 1, 2019 through November 21, 2019, the Company issued approximately $296,000 in notes payable and repaid approximately $5,000 for an aggregate amount of notes payable outstanding at November 21, 2019 of $12,525,800.

During the period from July 1, 2019 through November 21, 2019, CapSource earned approximately $530,000 for loan origination, extension, underwriting and processing fees of 12 loans.

During the period from July 1, 2019 through November 21, 2019, the Company received from investors who self-directed their IRAs through Horizon Trust Company approximately $252,000 as notes payable and the Company repaid approximately $5,000 to investors who self-directed their IRAs through Horizon Trust Company. In addition, the Company received approximately $22,000 as payments of interest receivable from borrowers who directed Horizon Trust Company to distribute payments from their custodial trust account.

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Exhibit Number	Description

2.1*	Articles of Organization
2.2*	Operating Agreement
2.3*	Amended Operating Agreement
3.1*	Form of Promissory Note
11.1	Consent

_____________

*Previously filed as exhibits to our Form 1-A on December 22, 2017

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

November 21, 2019

CAPWEST INCOME LLC

/s/ Gregory Herlean

By: Gregory Herlean

Its: Manager

/s/ Stephen Byrne

By: Stephen Byrne

Its: Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

November 21, 2019

/s/ Steven Little

By: Steven Little

Its: Chief Financial Officer

30